Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Re: Amended Form 8-A of EMS Technologies, Inc. (formerly
Electromagnetic Sciences, Inc.) File No. 0-6702

Ladies and Gentlemen:

We herewith file the referenced amended Form 8-A. The amendment is being filed primarily to reflect the adoption of the Ems
Technologies, Inc. Stockholder Rights Plan dated as of April 6,
1999. It also serves to reflect the recent change of the registrant's name.

Should there be any questions concerning this filing, please contact the undersigned.

Very truly yours,

EMS TECHNOLOGIES, INC.



By: /s/ William S. Jacobs
   ----------------------
   William S. Jacobs
   Vice President and
     General Counsel


              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         -----------

                           FORM 8-A
                           AMENDED

     FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
         PURSUANT TO SECTION 12(b) OR 12(g) OF THE
             SECURITIES EXCHANGE ACT OF 1934


                     EMS TECHNOLOGIES, INC.
-----------------------------------------------------------------
     (Exact Name of Registrant as Specified in Its Charter)



              GEORGIA                       58-1035424
   ------------------------------    ------------------------
    (State of Incorporation or           (I.R.S. Employer
           Organization)                Identification No.)


     660 ENGINEERING DRIVE
       NORCROSS, GEORGIA                      30092
  ---------------------------             -------------
   (Address of Principal                    (Zip Code)
     Executive Offices)


If this form relates to the        If this form relates to the
registration of a class of         registration of a class of
securities pursuant to             securities pursuant to Section
Section 12(b) of the Exchange      12(g) of the Exchange Act and
Act and is effective pursuant      is effective pursuant to
to General Instruction A.(c),      General Instruction A.(d),
please check the following         please check the following
box [ ]                            box [ ]


Securities Act registration statement file number to which this
form relates:       N/A
              ---------------
              (If applicable)





Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                 Name of Each Exchange on
to be so Registered                 Which Each Class is to be
                                    Registered
--------------------                -------------------------


-----------------------------       -----------------------------

-----------------------------       -----------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                  Common Stock, $.10 par value
     -----------------------------------------------------
                       (Title of Class)



Item 1.  Description of Registrant's Securities to be Registered

     The authorized capital stock of EMS Technologies, Inc. ("EMS" or the "Company") consists of 75,000,000 shares of common stock, $.10 par value per share (the "Common Stock"), of which 8,708,400 shares are outstanding as of April 6, 1999. Holders of these shares are entitled to one vote per share on all matters to be voted upon by holders of the Common Stock as a class; share equally per share in any dividends or distributions (including any liquidation distributions) made or available to holders of the Common Stock as a class; have no preemptive rights; and have no liability to further calls or assessments by EMS or for its liabilities.

     EMS also is authorized to issue up to 10,000,000 shares of preferred stock, $1.00 par value per share, none of which are outstanding. The shares of preferred stock may be issued by action of the Board of Directors, and if issued would have such preferences, limitations and relative rights, including dividends, distribution and voting rights senior to those of the Common Stock, as may be determined by the Board.

Restrictions on Changes in Control

     The Common Stock is subject to certain provision that could deter, to varying degrees and in various circumstances, an effort to take control of EMS without approval of the Board.

     Stockholder Rights Plan.

     On March 15, 1999, the Board of Directors adopted the EMS Technologies, Inc. Stockholder Rights Plan, effective April 6, 1999 (the "Plan"), and declared a dividend distribution of one Right for each outstanding share of the Common Stock. The Plan replaces a similar plan adopted in 1989 that expired on April 6, 1999.

     Initially, the Rights are deemed to be evidenced by Common Stock certificates, and no separate Rights Certificates will be distributed. Transfer of Common Stock certificates will also transfer the Rights associated with the Common Stock. Upon the occurrence of an event specified in the Plan (such as the public announcement by a person (an "Acquiring Person") of an acquisition of 20% of the Company's outstanding common stock without the consent of the Disinterested Directors) (the "Distribution Date"), the Rights will separate from the Common Stock, and Rights Certificates will be issued to Rights holders. At that time, each Right will become exercisable for one share of Common Stock at the Purchase Price (initially $45.00), subject to adjustment from time to time to account for events such as stock dividends or upon the occurrence of certain triggering events as summarized herein and described in the Plan. The Rights are not exercisable until the Distribution Date and expire on August 6, 2009, unless earlier redeemed. All Common Stock issued prior to the Distribution Date will be issued with Rights attendant.

     Until the Distribution Date, the Board may amend the Plan or adopt a new rights plan in substitution for the Plan and all outstanding Rights. After the Distribution Date, the Disinterested Directors by majority vote may amend the Plan to a more limited extent, or may substitute a new rights plan for the Plan and all outstanding Rights, if the change, supplement or substitution does not adversely affect the interests of rights holders (other than those of an Acquiring Person or an affiliate or associate thereof). A "Disinterested Director" is any director who has no control relationship or affiliation with any Acquiring Person or associate or affiliate thereof.

     If certain triggering events described in the Plan occur, the Rights will become exercisable at the Purchase Price for shares of Common stock having a value equal to two times the Purchase Price, or at the election of the Disinterested Directors may be exercised for one-half that number of shares of Common Stock without payment of the Purchase Price. Rights beneficially owned by Acquiring Persons will become null and void, and may not be exercised. Triggering events include the acquisition of 20 percent of the outstanding Common Stock without the consent of the Disinterested Directors; the acquisition of 2 percent of the outstanding Common Stock without such consent following the acquisition of the 20 percent with such consent; or the engagement by a consented-to 20 percent stockholders in certain self-dealing transactions. If EMS is purchased or merged into another company, the Rights may become exercisable for comparable securities of the surviving entity instead of EMS Common Stock.

     At any time before their expiration, the outstanding Rights may be redeemed by vote of the Disinterested Directors at a price of $.01 per Right. If the Disinterested Directors elect to redeem the Rights, the outstanding Rights will no longer be exercisable, and their holders will be entitled only to have their Rights redeemed.


     Bylaws Provisions.

The EMS Bylaws elect coverage of two provisions of the Georgia Business Corporation Code which would provide certain protections to EMS and its shareholders in the event of an attempt to take over EMS by third parties. The first provision (the "Fair Price Provision") is designed to achieve a measure of assurance that any multi-step attempt to take over EMS is made on terms which offer similar treatment of all holders of each class of EMS's voting stock. The second provision (the "business Combination Provision") is designed to encourage any person who would acquire 10 percent or more of the voting stock of EMS to seek the approval of the EMS Board before the acquisition.

     The Fair Price Provision requires that a business combination with a holder of at least 10 percent of a Company's outstanding voting stock (an "Interested Shareholder")either be unanimously approved by the members of the board who are unaffiliated with the Interested Shareholder (the "continuing Directors"), or recommended by at least two-thirds of the Continuing Directors and approved by the holders of a majority of the outstanding shares entitled to vote thereon other than voting shares beneficially owned by the Interested Shareholder. If the approval or recommendation requirements cannot be met, then the business combination cannot be completed unless certain minimum price criteria and procedural safeguards are satisfied.

     The Business Combination Provision prohibits an Interested Shareholder from engaging in any business combination with EMS for a period of five years from the date the person became an Interested Shareholder, unless either (a) before such person became an Interested Shareholder, the EMS Board approves either the business combination or the transaction which resulted in such person becoming an Interested Shareholder, (b) the Interested Shareholder becomes the owner of at least 90% of the EMS voting shares in the same transaction in which he became an Interested Shareholder, excluding voting shares owned by directors, officers, their affiliates and associates, subsidiaries of EMS, and employee stock plans of EMS in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer (collectively, "Insiders"), or (c) subsequent to becoming an Interested Shareholder, the Interested Shareholder acquires additional shares resulting in ownership of at least 90% of the voting shares and obtains the approval of the holders of a majority of the voting shares other than voting shares beneficially owned by the Interested Shareholder and Insiders.



Item 2.  Exhibits

The following exhibits are filed as part of this report:

     1. Second Amended and Restated Articles of Incorporation of EMS Technologies, Inc., effective March 22, 1999 (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

     2.   Bylaws of EMS Technologies, Inc., as amended through
March 15, 1999 (incorporated by reference to Exhibit 3.2 to the
Company's Annual Report on Form 10-K for the year ended December
31, 1998).

3. EMS Technologies, Inc. Stockholder Rights Plan dated as of April 6, 1999 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated April 6, 1999).